Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

August 22, 2007
Our ref. No. PI 153

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning Acquisition of Own Shares Using the Nagoya Stock Exchange Off-floor Purchase System (Acquisition of own shares based on the Company's Articles of Incorporation pursuant to Article 165-2 of the Corporate Law)**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

9/19

Translation of report filed with the Tokyo Stock Exchange on August 22, 2007

Notice Concerning Acquisition of Own Shares Using the Nagoya Stock Exchange Off-floor Purchase System (Acquisition of own shares based on the Companys Articles of Incorporation pursuant to Article 165-2 of the Corporate Law)

Mitsubishi Corporation (the Company) has announced that its Board of Directors today decided to purchase the Companys own shares and the specific purchase method pursuant to the provisions of Article 156 of the Corporate Law, as modified and applied in accordance with the provisions of Article 165-3 of this law. Details are as follows.

1. Reason for acquisition of own shares:

To enable the Company to implement a flexible capital structure policy according to changes in the business environment.

2. Details of acquisition of own shares:

1)Type of shares to be acquired:

Common stock of the Company

2)Aggregate number of shares to be acquired:

51,759,000 shares(3.06% of total issued shares)

3)Aggregate acquisition price of shares:

Up to 150,102 million yen

4)Acquisition date:

August 23, 2007

5)Acquisition price:

2,900 yen per share

6)Acquisition method:

Purchase on the Nagoya Stock Exchange using the off-floor purchase system for treasury stock

7)Announcement of acquisition results:

The results of the share buy-back shall be announced after the close of trading hours on August 23, 2007.

(Note)

In the event that the number of shares offered for sale is less than the number of shares to be acquired, the number of shares acquired will be the number of shares offered for sale.

(Reference) Treasury stock as of July 31, 2007

Number of issued shares of the Company

(excluding treasury stock) 1,690,447,637 shares

Number of treasury stock 1,129,300 shares

Mitsubishi Corporation

3-1,MARUNOUCHI 2-CHOME, CHIYODA-KU, TOKYO 100-8086, JAPAN

Investor Relations Office
Tel: +81-3-3210-8581 Fax: +81-3-3210-8583

August 23, 2007
Our ref. No. PI 154

The U.S. Securities and Exchange Commission
450 Fifth Street, N.W.
Room 3099
Office of International Corporate Finance
Mail Stop 3-7
Washington, D.C. 20549

Re:Mitsubishi Corporation - File No. 82-3784

Dear Sirs:

Mitsubishi Corporation is pleased to enclose for filing the following documents:

- **Notice Concerning the Results of Acquisition of Own Shares Using the Nagoya Stock Exchange Off-floor Trading System**

This release is to be filed with respect to the Issuer's obligations pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

**Please acknowledge receipt of this document by stamping the duplicate copy of this letter and returning it to us in the enclosed self-addressed envelope.*

Yours sincerely,

Yoshihiro Kuroi
General Manager,
Investor Relations Office

Translation of report filed with the Tokyo Stock Exchange on August 23, 2007

Notice Concerning the Results of Acquisition of Own Shares Using the Nagoya Stock Exchange Off-floor Trading System

Mitsubishi Corporation (the "Company") has announced that today it repurchased some of its own shares per its announcement on August 22. Details are as follows.

The Company also announced today that it has now completed all the acquisitions of its own shares approved by the August 22 Board of Directors' resolution.

(1) Reason for acquisition of own shares:
To enable the Company to implement a flexible capital structure policy according to changes in the business environment.

(2) Type of shares acquired:
Common stock of the Company

(3) Aggregate number of shares acquired:
51,759,000 shares

(4) Acquisition price:
2,900 yen per share

(5) Aggregate acquisition price of shares:
150,101,100,000 yen

(6) Acquisition date:
August 23, 2007

(7) Acquisition method:
Purchase on the Nagoya Stock Exchange using the off-floor purchase system for treasury stock.

(Reference)
Outline of the Board of Directors' resolution concerning the acquisition of own shares (announced August 22, 2007)

- Type of shares to be acquired: Common stock of the Company
- Aggregate number of shares to be acquired: 51,759,000 shares (3.06% of total issued shares)
- Aggregate acquisition price of shares: Up to 150,102 million yen

END